PFPC Distributors, Inc.
760 Moore Road
King of Prussia, PA 19406

December 18, 2009

FILED VIA EDGAR

Ms. Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the "Company")
File Nos.: 333-88517 and 811-09607
REQUEST FOR ACCELERATION

Dear Ms. Williams:

As the principal underwriter of the Company and pursuant to the Securities and Exchange Commission's authority under Rule 461(a) under the Securities Act of 1933, we request that effective date of the amendment to the Company's Registration Statement filed on Form N-1A on Friday, December 18, 2009 be accelerated so that the Registration Statement may become effective on December 28, 2009.

Very truly yours,

PFPC DISTRIBUTORS, INC.

/s/ Bruno Di Stefano
Bruno Di Stefano
Vice President

Attachment

SK 22146 0013 1057249v1